                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.        )*


                              JACOBSON STORES INC.
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                                (Name of Issuer)


                           Common Stock, $1 par value
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                         (Title of Class of Securities)


                                  469834 10 5
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                                 (CUSIP Number)


     P. Gerald Mills, Jacobson Stores Inc., 3333 Sargent Road, Jackson, MI
                           49201-8847 (517) 764-6400
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 March 22, 2001
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 469834 10 5             13D
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)

    P. GERALD MILLS
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    PF (Personal Funds)
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
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                7   SOLE VOTING POWER
  NUMBER OF
                    535,764
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    535,764
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     535,764
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.5%
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14   TYPE OF REPORTING PERSON (See Instructions)

     IN
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
ITEM 1.  SECURITY AND ISSUER.

         The title of the class of equity securities to which this statement relates is Common Stock, par value $1.00 per share ("Common Shares"), of Jacobson Stores Inc., a Michigan corporation (the "Company"). The address of the Company's principal executive offices is 3333 Sargent Road, Jackson, Michigan, 49201-8847.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed by P. Gerald Mills. P. Gerald Mills' and the Company's business address is 3333 Sargent Road, Jackson, Michigan 49201-8847. P. Gerald Mills' present principal occupation or employment is President, Chief Executive Officer and Chairman of the Board of Jacobson Stores Inc., which operates 24 specialty stores in Michigan, Ohio, Indiana, Kentucky, Kansas and Florida.

         P. Gerald Mills has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). P. Gerald Mills has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         P. Gerald Mills is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         This statement is being filed to report (1) that, from March 28, 2000 through March 28, 2001, P. Gerald Mills purchased 15,764 Common Shares for an aggregate purchase price of $58,126, (2) the grant by the Company to P. Gerald Mills on March 23, 2000 of immediately exercisable stock options to purchase 100,000 Common Shares at $5.0625 per Common Share, and (3) the grant by the Company to P. Gerald Mills on March 22, 2001 of immediately exercisable stock options to purchase 100,000 common shares at $2.88 per Common Share. The source of the funds used in making the purchases was the personal funds of P. Gerald Mills. The options were granted by the Company to Mr. Mills.

ITEM 4.  PURPOSE OF TRANSACTION.

         P. Gerald Mills acquired Company Common Shares for investment purposes and to increase his investment in the Company. The options were granted to P. Gerald Mills under the Jacobson Stock Option Plan of 1994 to secure for the Company the benefits of the additional incentive inherent in the ownership of its Common Shares by P. Gerald Mills, a key employee of the Company, to provide him with an incentive to achieve long-term corporate objectives through ownership of stock in the Company, and to help the Company retain the services of P. Gerald Mills and compensate him for those services.

         P. Gerald Mills may, from time to time, acquire additional Common Shares (1) by the exercise of his options, (2) by the grant of additional options to him by the Company, (3) from time to time for investment purposes if market conditions are favorable, or (4) any combination of the foregoing. P. Gerald Mills may also dispose of some or all of the Company Common Shares that he beneficially owns, periodically, by public or private sale (registered or unregistered and with or without the simultaneous sale of newly-issued Common Shares by the Company), gift, pledge, expiration of options or otherwise, including, without limitation, sales of Common Shares by P. Gerald Mills pursuant to Rule 144 under the Securities Act of 1933, as amended, or otherwise.
P. Gerald Mills reserves the right not to acquire Common Shares or not to dispose of all or part of such Common Shares if he determines such acquisition or disposal is not in his best interests at that time.

         Other than as described above, P. Gerald Mills does not have any current plans or proposals which relate to, or would result in, (a) any acquisition or disposition of securities of the Company, (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, except that, from time to time, the Company might add additional directors if it finds qualified candidates willing to serve, (e) any material change in the Company's present capitalization or dividend policy, (f) any other material change in the Company's business or corporate structure, (g) any changes in the Company's Articles of Incorporation or Bylaws or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of the Company's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to those enumerated above.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

         The number and percentage of Common Shares beneficially owned by P. Gerald Mills as of March 22, 2001 are as follows:

                                            Number                     Percent
                                            ------                     -------
         P. Gerald Mills                    535,764 (1)                8.5% (2)

(1) The shares shown above as beneficially owned by P. Gerald Mills consist of
(1) 35,764 shares owned by P. Gerald Mills, and (2) 500,000 shares that P. Gerald Mills has the right to acquire within 60 days of March 22, 2001 pursuant to the exercise of options granted to him under the Jacobson Stock Option Plan of 1994, as more specifically described below (the "Option Shares").

(2) Based on the 5,788,209-2/3 Common Shares reported as outstanding as of October 28, 2000 in the Company's Quarterly Report on Form 10-Q for the quarter ended October 28, 2000.

         P. Gerald Mills has been granted the following options to purchase Common Shares under the Jacobson Stock Option Plan of 1994:

                                                                         Percent
                                                                        Vested at
  Date of            Number of              Exercise                    March 22,                  Number              Vesting
   Grant               Shares                Price                        2001                     Vested              Schedule
 ---------          -----------            -----------                 ------------                -------             --------
10/30/96              300,000                $8.375                       100%                     300,000         One-third a year
                                                                                                                   starting 10/30/96
3/23/00               100,000                $5.0625                      100%                     100,000         100% at 3/23/00
3/22/01               100,000                $2.88                        100%                     100,000         100% at 3/22/01
                      -------                                                                      -------
Total                 500,000                                                                      500,000

         P. Gerald Mills has sole voting and investment power over the Common Shares listed above as owned by P. Gerald Mills.

         The transactions in the Company's Common Shares effected by P. Gerald Mills since January 23, 2001 (sixty days before the grant of Company options that increased P. Gerald Mills' beneficial ownership of Common Shares by more than 2% in the past year with ownership then exceeding five percent) was (1) the Company's grant of 100,000 options to purchase common shares on March 22, 2001 for $2.88 per share, (2) the purchase of 3,000 common shares on March 28, 2001 for $2.5625 per share in an open market transaction and (3) the purchase of 3,000 common shares for $2.50 per share in an open market transaction.

         No person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by P. Gerald Mills.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The options granted to P. Gerald Mills are described in Item 5 and are subject to the terms of Stock Option Agreements between P. Gerald Mills and the Company and the terms of the Jacobson Stock Option Plan of 1994. The options are not transferable other than by will or the laws of descent and distribution. A copy of the Jacobson Stock Option Plan of 1994 is filed as an exhibit to the Company's periodic reports under the Securities Exchange Act of 1934, as amended.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1. Jacobson Stock Option Plan of 1994, incorporated by reference to Exhibit A to the Company's Proxy Statement in connection with the Annual Meeting of Shareholders held on May 26, 1994.

         2. First Amendment to Jacobson Stock Option Plan of 1994, incorporated by reference to Exhibit 10(m) to the Company's Annual Report on Form 10-K for the fiscal year ended January 27, 1996.

         3. Second Amendment to Jacobson Stock Option Plan of 1994, incorporated by reference to Exhibit 10(b) to the Company's Quarterly Report on Form 10-Q for the quarter ended July 26, 1997.

         4. Third Amendment to Jacobson Stock Option Plan of 1994, incorporated by reference to Exhibit A to the Company's Proxy Statement dated April 10, 1998 in connection with the Annual Meeting of Shareholders held on May 28, 1998.

                                    Signature


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 30   , 2001
       -----------



                                            /s/ P. Gerald Mills
                                            --------------------------
                                            P. Gerald Mills